SECU 08026267 IMISSION

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

AB 2/28

SEC FILE NUMBER
8-66993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 230
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Fullerton **952-229-8701**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President / CCO

Title

Notary Public

KRISTA JOY ELLINGSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, [illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2007

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the statement of financial condition of Blue Rock Global Partners, Inc. as of December 31, 2007 and the related statements of operations, change in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Blue Rock Global Partners, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2008

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2007

		2007
ASSETS		
ASSETS		
Cash	$	42,250
Accounts receivable		5,000
Prepaid expenses		14,611
TOTAL ASSETS	$	61,861
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	6,126
TOTAL LIABILITIES		6,126
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		99,449
TOTAL CAPITAL CONTRIBUTED		99,459
RETAINED EARNINGS (DEFICIT)		(43,724)
TOTAL STOCKHOLDERS' EQUITY		55,735
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	61,861

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

	2007
REVENUES	
Placement fee	$ 1,559,168
TOTAL REVENUES	1,559,168
OPERATING EXPENSES	
Commissions	1,464,115
General and administrative expenses	93,147
TOTAL OPERATING EXPENSES	1,557,262
NET INCOME	$ 1,906

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2007

	Common Stock Issued		Additional Paid-In	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2006	10,000	$ 10	$ 99,449	$ (45,630)	$ 53,829
Net income				1,906	1,906
Balance, December 31, 2007	10,000	$ 10	$ 99,449	$ (43,724)	$ 55,735

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,906
Decrease (increase) in operating assets:		
Prepaid expenses		(141)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		1,571
NET CASH FLOWS FROM OPERATING ACTIVITIES		3,336
NET INCREASE (DECREASE) IN CASH		3,336
CASH, BEGINNING OF YEAR		38,914
CASH, END OF YEAR	$	42,250

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company privately offers the Blue Rock family of funds through its registered representatives and other broker dealers, to accredited investors as well as other privately offered funds that are similar in investment philosophy and market approach.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Commission income is recognized when earned, typically upon closing of the transaction or at predetermined dates stipulated by the fund prospectus.

Income taxes – The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provisions for corporate income taxes.

(1) Nature of business and significant accounting policies (continued)

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and institutional investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(2) Financial Industry Regulatory Authority

Effective July 2007 the NASD and The New York Stock Exchange member regulation Functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in revenues in 2007.

(3) Related party transaction

The Company shares certain operating expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2007, the Company paid $57,000 to Blue Rock Advisors, Inc. under this agreement and $5,000 is due at December 31, 2007.

Blue Rock Advisors pays the Company fees for the placement of investors with various investment funds under there management. In addition the Company pays Blue Rock Advisors Commissions related to these placement fees earned by individuals under contract with Blue Rock Advisors. The following table shows the related placement fees receivable and revenues earned and the commissions payable and expense incurred as of and for the year ended December 31, 2007. The net amount payable to Blue Rock Advisors is included in the caption accounts payable and accrued expenses as of December 31, 2007

As of December 31, 2007		
Placement fee receivable	$	443,557
Commissions payable		438,557
Net amount payable	$	5,000
For the year ended December 31, 2007		
Placement fee revenues	$	1,559,168
Commission expense		1,464,115
	$	95,053

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital as defined by Rule 15c3-1 of $36,123 which exceeds its required net capital of $5,000 by $31,123. The Company's ratio of aggregate indebtedness to net capital was .17 to .1 at December 31, 2007.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the financial statements of Blue Rock Global Partners, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Blue Rock Global Partners, Inc. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Blue Rock Global Partner's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Meyer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the financial statements of Blue Rock Global Partners, Inc. as of and for the year ended December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2008

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007
COMPUTATION OF NET CAPITAL

					Schedule I
1. Total ownership equity from Statement of Financial Condition				$	55,735
2. Deduct: ownership equity not allowable for net capital					
3. Total ownership equity qualified for net capital					55,735
4. Add:					
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital				-
b.	Other (deductions) or allowable credits Deferred taxes on non-allowable assets				
5. Total capital and allowable subordinated liabilities					55,735
6. Deduction and/or charges:					
a.	Total non-allowable assets included in Statement of Financial Condition:	$	19,612		
b.	Secured demand note deficiency		-		
c.	Commodity futures contracts and spot commodities-proprietary capital charges		-		
d.	Other deductions and/or charges contingent liability		-		19,612
7. Other additions and/or allowable credits:					
	Deferred taxes on unrealized appreciation of investment securities		19,612		-
8. Net capital before haircuts on securities positions					36,123
9. Haircuts on securities:					
a.	Contractual securities commitments				
b.	Subordinated securities borrowings				
c.	Trading and investment securities:				
	i. Exempted securities				
	ii. Debt securities				
	iii. Options				
	iv. Other securities				-
d.	Undue concentration (illiquid investment securities)				
e.	Other				
10. Net capital				$	36,123

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	408
12. Minimum dollar net capital requirement of reporting dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	31,123
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	35,510

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	6,126
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	6,126
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		17%

BLUE ROCK GLOBAL PARTNERS, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	36,123
None		
Net capital as reported on line 10 of Schedule I	$	36,123

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	133,670
Difference due to the reporting of amounts receivable and payable to Blue Rock Advisors net.		(127,544)
Total aggregate indebtedness as reported on line 19 of Schedule II	$	6,126

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K (2) (ii) of the rule.

END